March 11, 2019
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Valhi, Inc. – Registration Statement on Form S-3
Ladies and Gentlemen:
On behalf of Valhi, Inc., a Delaware corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced Registration Statement.
We note that the company incorporates by reference into the Registration Statement its annual report on Form 10-K for the year ended December 31, 2018, which in turn incorporates information from the Company’s proxy statement which has not yet been filed.  The Company understands that you will not be able to declare the Registration Statement effective until such time as the complete disclosure required by Form 10-K has been filed.  The Company will either amend the 10-K to include Part III information or file the proxy statement prior to requesting the effectiveness of the Registration Statement.
Please do not hesitate to contact the undersigned at (401) 276-6471 if you have any questions.
Very truly yours,

LOCKE LORD LLP

By:  /s/ Eugene W. McDermott, Jr.
Eugene W. McDermott, Jr.